

August 16, 2012

Via e-mail:
Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
31A Leningradsky Prospekt
125284 Moscow, Russia

> **Re:** **CTC Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 000-52003**

Dear Mr. Podolsky:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Comparison of Consolidated Results of Operations for the Years ended December 31, 2009, 2010, and 2011, page 52

CTC Network, page 54

1. We note your disclosure on page 54 which states, "CTC Network's advertising revenues increased by 13.4%, when comparing 2011 to 2010, mainly due to increases in advertising prices and appreciation of the Russian ruble against the US dollar, partially offset by decreased audience share." In order to provide investors with insight into your

results of operations, please quantify each variable attributable to the increase in revenue and expenses.

Also provide insight into the underlying business drivers or conditions that contributed to the increase in advertising prices.  In this regard, it is unclear to us why advertising prices increased, considering the decrease in audience share.

Form 10-Q for the quarterly period ended June 30, 2012

Critical Accounting Policies, Estimates and Assumptions, page 34

Assets with indefinite useful lives, page 34

2.  We note that the Russian government has announced plans to introduce digital broadcasting in various stages throughout Russia. Since the useful life of a license is typically indefinite because cash flows can be expected to continue indefinitely, tell us how you support the indefinite life of your licenses in view of the upcoming changes. Further tell us how you considered these changes in the future cash flows used to determine the fair value of your licenses for purposes of the impairment test.

Please file all correspondence over EDGAR.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director